Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three-month period
	ended March 31,
(all dollar amounts in thousands)	2007		2006
Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(3,793)		$(6,403)
Amortization of interest capitalized	650		600
Interest capitalized	(6,245)		(2,894)
Distributed income of equity investees	2,335		1,915
Fixed charges	37,619		38,643

Total earnings	$30,566		$31,861

Fixed Charges:
Interest expense	$27,904		$32,407
Capitalized interest	6,245		2,894
Debt costs amortization	1,657		1,529
Distributions to Series B preferred unitholders	1,813		1,813

Total Fixed Charges	$37,619		$38,643

Distributions to Series C, Series D and Series E preferred shareholders	$4,491		$6,099

Combined Fixed Charges and Preferred Share Distributions	$42,110		$44,742

Ratio of Earnings to Fixed Charges	(a	)	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b	)	(b	)

a)	For the three months ended March 31, 2007 and 2006, the aggregate amount of fixed charges exceeded our earnings by approximately $7.1 million and $6.8 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three months ended March 31, 2007 and 2006 is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.

b)	For the three months ended March 31, 2007 and 2006, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $11.5 million and $12.9 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for the three months ended March 31, 2007 and 2006 is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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